SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Further to the announcement issued on 1 July 2016 relating to the holding of an EGM on Wednesday 27 July 2016, a copy of the EGM Notice is available on the Ryanair website at
http://investor.ryanair.com
. The EGM Notice has also been submitted to the Irish Stock Exchange and the UK National Storage Mechanism and will therefore be available for inspection at
http://www.morningstar.co.uk/uk/NSM
and at the following address:
Companies Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 July, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary